UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24821

eBay Inc.

(Exact name of registrant as specified in its charter)

2025 Hamilton Avenue
San Jose, California 95125
(408) 376-7400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.00% Notes due 2056

(Title of each class of securities covered by this Form)

Common Stock, $0.001 Par Value Per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, eBay Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

eBay Inc.

Date:	March 11, 2021	By:	/s/ Marc D. Rome
		Name:	Marc D. Rome
		Title:	Vice President, Deputy General Counsel & Assistant Secretary